AR/S

P.E.
1-31-02

02046804

UNIVERSAL MONEY CENTERS, INC.

2002 ANNUAL REPORT

UNIVERSAL MONEY CENTERS, INC.
2002 ANNUAL REPORT

TABLE OF CONTENTS

TO OUR SHAREHOLDERS:

The fiscal year ended January 31, 2002 was a year of significant challenges for the Company. Our total revenues increased approximately 5.1% in fiscal year 2002 compared with fiscal year 2001 from $8,247,510 to $8,690,671. We incurred a net loss in fiscal 2002 of $1,025,855 compared with a net loss of $14,209 in fiscal year 2001. The net loss was primarily attributable to increased investments in our ATM deployments, significant upgrades to our Tandem based switch, loss of certain bank customers, and two extraordinary items. The two extraordinary charges were: (a) approximately $200,000 resulting from a theft by an armored car company and (b) a $375,000 non-cash reduction in the amount of our deferred tax asset.

In spite of our loss, we had positive cash flow of $695,000 from operating activities in fiscal 2002, most of which was reinvested in new ATM equipment and expansion of the ATM network.

We have entered into new relationships with retail clients to continue to grow our business. Included in this is the deployment of over 100 additional ATMs for a national retailer, which has resulted in our being one of their preferred national ATM service providers. The development of each new relationship requires us to incur substantial start-up costs before we begin to receive significant revenues from the new relationships.

We continue to encounter strong competition. However, we believe that we have important strengths that help differentiate us from our competitors:

- Our company has approximately 20 years experience in the ATM and transaction processing industry.
- We operate our own proprietary "switch," which results in lower transaction processing costs and better control of the settlement process.
- We have our own in-house field service engineers that maintain many of the ATMs in our network.

We are working hard to meet the challenges and opportunities that lie ahead.

David S. Bonsal
Chairman of the Board and Chief Executive Officer

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-KSB that are not statements of historical fact may constitute forward-looking statements within the meaning of Section 21E of the Exchange Act. These statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. See "MANAGEMENT'S DISCUSSION AND ANALYSIS —Cautionary Statement Concerning Forward-Looking Statements" for additional information and factors to be considered with respect to forward-looking statements.

DESCRIPTION OF BUSINESS

Overview

We are engaged in the business of operating a network of automated teller machines. The ATMs provide holders of debit and credit cards access to cash, account information and other services at convenient locations and times chosen by the cardholder. Debit and credit cards are principally issued by banks and credit card companies. As of January 31, 2002, the network consisted of approximately 586 ATMs owned by us, approximately 45 ATMs owned by banks and approximately 75 ATMs owned by third party merchants. See "—Recent Developments in Our Business."

To promote usage of ATMs in our network, we have relationships with national and regional card organizations (also referred to as networks) which enable the holder of a card issued by one member of the organization to use an ATM operated by another member of the organization to process a transaction. We have relationships with Cirrus and Plus, the two principal national card organizations, and Star, the dominant card organization in its markets, all of whose members are banks and ATM network operators and other companies sponsored by member banks. We also have relationships with major credit card issuers such as Visa, MasterCard and Discover, which enable the holder of a credit card to use ATMs in our network to process a transaction.

Revenue Sources

Transaction Fees. Our revenues are principally derived from two types of fees, which we charge for processing transactions on our ATM network. We receive an interchange fee from the issuer of the credit or debit card for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee from the cardholder when the cardholder makes a cash withdrawal from an ATM in our network. See, "MANAGEMENT'S DISCUSSION AND ANALYSIS– Overview."

ATM Network Management Services. In addition to revenues derived from interchange and surcharge fees, we also derive revenues from providing ATM network management services to banks and other third party owners of ATMs included in our ATM network. These services include 24 hour transaction processing, monitoring and notification of ATM status and cash condition, notification of ATM service interruptions, in some cases, dispatch of field service personnel for necessary service calls and cash settlement and reporting services. Banks may choose whether to limit transactions on their ATMs to cards issued by the bank or to permit acceptance of all cards accepted on our network. See, "MANAGEMENT'S DISCUSSION AND ANALYSIS– Overview."

Other Services. Our network has capabilities to earn revenues for services in addition to cash withdrawal and balance inquiry transactions. These include (i) the ability to distribute financial and other products and services at a low incremental cost, (ii) the ability to dispense postage stamps, coupons and prepaid calling cards, (iii) the ability to provide on screen advertising, and (iv) the provision of on-line point of sale authorization for purchases made at retail outlets with credit and debit cards. In addition, a majority of our ATMs are upgradable for new technologies, including computer chip "smart cards." Smart cards are electronic debit cards that can be used to withdraw cash from ATMs and can be "charged up" through the

ATM network and then used to purchase goods from retail locations. We are exploring the viability of these uses and may implement additional services as markets develop.

Surcharge Fees. In April 1996, national debt and credit card organizations changed the rules applicable to their members, including us, to permit the imposition of surcharge fees on cash withdrawals from ATMs. Our business is substantially dependent upon our ability to impose surcharge fees. Any changes in laws or card association rules materially limiting our ability to impose surcharge fees would have a material adverse effect on us. See "—Regulatory Matters – Surcharge Regulation." Since April 1996, we have expanded the number of ATMs in our network and have expanded our practice of imposing surcharge fees on cash withdrawals on ATMs.

Recent Developments in Our Business

Debit Cards. We have also begun to earn revenues for processing debit card transactions for our bank customers. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from their checking accounts. We earn a small surcharge for each debit card transaction processed by us for our bank customers. We do not earn a fee for transactions processed for banks that are not our customers.

Loss of Bank Clients. During fiscal year ended January 31, 2002, ATM management servicing contracts that the Company had with six banks expired. A competitor of ours that has the capability to provide both back office services and ATM management services has taken over the ATM management servicing for these six banks.

Our Network

General. ATM locations in our network are concentrated in Kansas (116 ATMs), Maryland (106 ATMs), Missouri (149 ATMs) and Texas (72 ATMs). We also have 45 ATMs in Kmart stores in Illinois. Other ATMs are located in Alabama, Arkansas, Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Michigan, Mississippi, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah and Virginia.

The operation of the network involves the performance of many complementary tasks and services, including principally:

- acquiring ATMs for us or our customers,
- selecting locations for ATMs and entering into leases for access to those locations,
- in the case of banks and third party merchants, establishing relationships with them for processing transactions on their ATMs,
- establishing relationships with national and regional card organizations and credit card issuers to promote usage of ATMs in the network,
- operating and maintaining the computer system and related software necessary to process transactions conducted on ATMs,
- processing transactions conducted on ATMs,
- supplying ATMs with cash and monitoring cash levels for resupply, and
- managing the collection of fees generated from the operation of the network.

ATM Locations. We believe that the profitable operation of an ATM is largely dependent upon its location. We devote significant effort to the selection of locations that will generate high cardholder utilization. One of the principal factors affecting our further penetration of existing markets in the Midwest is the availability of attractive sites. We attempt to identify locations in areas with high pedestrian counts where people need access to cash and where use of the ATM is convenient and secure. Management believes the identification of locations is supported by the desire of retailers of all types to offer their customers access to cash as an alternative to cashing checks, which avoids the financial exposure and added overhead of cashing checks. Key target locations for our ATMs include (i) convenience stores and combination convenience stores and gas stations, (ii) grocery stores, (iii) major regional and national retailers, (iv) hotels, (v) shopping malls, (vi) airports, (vii) colleges, (viii) amusement parks, (ix) sports arenas, (x) theaters, and (xi) bowling alleys.

We believe that once a cardholder establishes a habitual pattern of using a particular ATM, the cardholder will generally continue to use that ATM unless there are significant problems with the location, such as a machine frequently being out of service. It is our goal to secure key real estate locations before our competitors can do so, and become the habitual ATM location of card users in our markets.

We enter into leases for our ATM locations. The leases generally provide for the payment to the lessor of either a portion of the fees generated by use of the ATM or a fixed monthly rent. Most of our leases have a term of approximately three years. We generally have the right to terminate a lease if the ATM does not meet certain performance standards. The ATM site owner generally has the right to terminate a lease before the end of the lease term if we breach the lease agreement or become the debtor in a bankruptcy proceeding.

Significant Relationships. We have oral and written relationships with two operators of combination convenience stores and gas stations and discount stores for whom approximately 43 and 52 ATMs, respectively, have been installed at their locations as of January 31, 2002. In August 2001, the written contract with one operator of these combination convenience stores and gas stations at which the Company maintained 43 ATMs expired. However, the Company continues to provide ATM management services in connection with these ATMs and will do so under an oral agreement that may be terminated by either party at any time. The contract with the other operator of combined convenience stores and gas stations at which the Company maintained 52 ATMs renewed in November 2001 and will automatically renew in 2003 unless terminated 90 days prior to February 2003. In addition, the site owner has the right to terminate the lease before the end of the lease term under certain circumstances. The aggregate revenues from these companies accounted for approximately 16% and 12% of our revenues in fiscal year 2002 and 16% and 9% of our revenues in fiscal year 2001. If one or both of the relationships were terminated and we were unable to find new locations for the ATMs, the termination could have a material adverse effect on us.

During the fourth quarter of fiscal 2002, we also entered into a third contract to place approximately 101 ATMs in the stores of a third combination convenience store and gas station operator. The ATM site lease agreement expires in October 2006 and may be terminated before the end of the lease term under certain circumstances. As a result of the timing of this transaction, the arrangement did not constitute a material portion of the fiscal 2002 revenue base.

We also have a relationship with a retailer for whom approximately 207 ATMs have been installed at various locations as of January 31, 2002. The ATM site lease agreement with this retailer expires in October 2003 and the site owner has the right to terminate the lease before the end of the lease term under certain circumstances. The aggregate revenues from this retailer accounted for approximately 13% of our revenues in fiscal year 2002 and 8% of our revenues in fiscal year 2001.

Typical ATM Transaction. In a typical ATM transaction processed by us, a debit or credit cardholder inserts a credit or debit card into an ATM to withdraw funds or obtain a balance inquiry. The transaction is routed from the ATM to our processing center by dedicated, dial-up and wireless communication links. Our processing center computers identify the card issuer by the bank identification number contained within the card's magnetic strip. The transaction is then switched to the local issuing bank or card organization (or its designated processor) for authorization. Once the authorization is received, the authorization message is routed back to the ATM and the transaction is completed.

Some card issuers do not maintain on-line balance information for their cardholders, but instead send us authorization limits on a daily basis. We store the cardholder authorization limits on our processing center computers and authorize transactions on behalf of the card issuer relying on this information. We transmit records of all transactions processed in this manner to the card issuers who then update their cardholder account records.

Authorization of ATM transactions processed on ATMs in our network is the responsibility of the card issuer. We are not liable for dispensing cash in error if we receive a proper authorization message from a card issuer.

Transaction Volumes. We monitor the number of transactions that are made by cardholders on ATMs in our network. The transaction volumes processed on any given ATM are affected by a number of factors, including location of the ATM, the amount of time the ATM has been installed at that location, and market demographics. Our experience is that the number of transactions on a newly installed ATM is initially very low and increases for a period of three to six months after installation as consumers become familiar with the location of the machine. We processed a total of 12,564,571 transactions on our network in the fiscal year ended January 31, 2002, of which 3,728,612 were surcharge transactions. We processed a total of 12,480,874 transactions on our network in the fiscal year ended January 31, 2001, of which 3,680,998 were surcharge transactions.

Vault Cash. An inventory of cash ("vault cash") is maintained in each ATM that is replenished periodically based upon cash withdrawals. Our affiliate, Universal Funding Corporation, a Missouri corporation, and commercial vault cash providers currently supply vault cash for approximately one-half of the ATMs owned by us. Certain of our ATMs are sponsored by banks and third party vendors. Vault cash for these ATMs is supplied by the sponsoring bank or vendor. We do not supply vault cash for the ATMs in our ATM network that are owned by banks and third party vendors. "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Liquidity and Capital Resources."

ATM Network Technology

ATMs. Most of the ATMs in our network are manufactured by Fujitsu, IBM/Diebold, NCR, or Triton. The wide range of advanced technology available for new ATMs provides our customers with state-of-the-art electronics features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can perform basic functions, such as dispensing cash and displaying account information, as well as providing revenue opportunities for advertising and selling products through the use of color monitor graphics, receipt message printing and stamp and coupon dispensing. Many of our ATMs are modular and upgradable so we may adapt them to provide additional services in response to changing technology and consumer demand.

Our field services staff tests each ATM prior to placing it into the network. All ATM models considered for use in our network are first tested by the manufacturer and by independent testing laboratories. We monitor field testing as well as live actual results in the market place. Then, if there appears to be practical added value to us, we will start our own internal testing and certification process. Upon successful completion of this process, we will place the new equipment into a limited number of sites for actual consumer use.

Processing Center. We operate a central processing center located in our headquarters in Mission, Kansas. The processing center is connected to each ATM in our network through dedicated, dial-up and wireless communications circuits. The processing center is staffed 24 hours a day, seven days a week by an experienced staff of information system specialists. The efficient operation of our processing center is critical to the successful operation of our ATM network.

At the processing center, we maintain a "switch" which links in a compatible manner ATMs in our network, the processing center and similar processing or transaction authorization centers operated by card issuers and card organizations. The switch makes possible the electronic exchange of information necessary to conduct transactions at ATMs in our network. The switch consists of a Tandem computer system, telecommunications equipment, and proprietary software developed for the operation of our network.

We own the Tandem computer system currently used by us. Management believes the computer system has sufficient capacity to meet any growth in transaction volume achieved over the next three years and to permit the development of new services being considered by us.

Although the switch translates between computers and makes routing decisions, it does not execute the transactions. Transactions originated at ATMs in our network are routed by the switch operated in our processing center to the card organization and card issuer that processes the account records for the particular cardholder's financial institution. In turn, the switch relays reply information and messages from the computer center to the originating terminal. The processing center also authorizes transactions executed on our network on behalf of card issuers that do not maintain on-line balance information for their cardholders.

To protect against power fluctuations or short-term interruptions, the processing center has full uninterruptable power supply systems with battery and generator back-up. The processing center's data back-up systems would prevent the loss of transaction records due to power failure and permit the orderly shutdown of the switch in an emergency. To provide continued operation in the event of a catastrophic failure, we have an agreement with Sungard Recovery Systems, Inc.

Relationship with Universal Funding Corporation

We have maintained a business relationship with Universal Funding Corporation, a Missouri corporation, since August 1989. The relationship began in 1989 as a result of our severe financial problems. The operation of our ATM network generally requires that we supply vault cash to ATMs owned by us to fund cash withdrawals. As a result of our financial problems, lenders were generally unwilling to extend loans, partly because of the concern that our creditors would assert claims against cash physically located in ATMs owned by us. We did not have sufficient cash to supply the vault cash for these ATMs. In order to resolve this problem and to permit us to continue to operate certain ATMs, Universal Funding was formed in 1989 by David S. Bonsal, the chairman of our board of directors, John L. Settles, a former President of ours, and William Smithson, a shareholder. In 2000, Mr. Smithson sold his interest in Universal Funding to Mr. Bonsal and Mr. Settles. Each of them now owns one-half of Universal Funding. Mr. Settles was our President from April, 1989 through October, 1990 and then from June, 1999 to November, 2001.

In 1989, we sold approximately 60 ATMs to Universal Funding for which Universal Funding had agreed to provide vault cash. Universal Funding requested the sale of the ATMs to Universal Funding as a condition to providing vault cash, in order to provide additional protection against seizure of Universal Funding's vault cash by our creditors. We entered into a Management Agreement with Universal Funding in 1989. The Management Agreement was designed to provide us with the economic benefits of ownership and operation of the ATMs sold to Universal Funding, while providing to shareholders and lenders of Universal Funding the protection from our creditors and the investment return necessary to attract their investment.

In the Management Agreement, Universal Funding agreed to enter into contracts with site owners for the placement of the ATMs acquired from us, to provide vault cash necessary for the operation of the ATMs and to contract for an armored security service for deliveries of cash to ATMs. In exchange for these services, Universal Funding received all interchange fees for transactions processed on the ATMs for which it provided vault cash. Under the Management Agreement, we agreed to "drive" the ATMs sold to Universal Funding and to provide accounting, maintenance and communication services. In exchange for these services, Universal Funding agreed to pay us a management fee equal to Universal Funding's "net income". Universal Funding's "net income" is defined in the Management Agreement as revenues from interchange fees, less armored security charges, interest expense on funds borrowed to provide vault cash, ATM location expenses, debt service related to the purchase of the ATMs, taxes or insurance on ATMs, and a monthly payment to each of Universal Funding's shareholders representing a return on their equity investment in Universal Funding. The amount of the monthly payment to the shareholders is based upon the amount of their equity investment in Universal Funding and is paid on the equity investment at a rate of 18% per annum, or a total of approximately $25,000 per year. The management fee is to be paid to us on a monthly basis after Universal Funding has met all of its other cash expenses, including the payment of interest on outstanding borrowings and the monthly payment to Universal Funding's shareholders. In addition, in the Management Agreement, the shareholders of Universal Funding grant us an option to purchase all of the outstanding stock of Universal Funding at any time for an amount equal to 110% of the capital contributed by the shareholders to Universal Funding plus any arrearages in the payment of expenses due under the Management Agreement. Management believes that the amount of the exercise price would have been approximately $165,000 as of January 31, 2002. The Management Agreement extends for successive twelve (12) month terms, unless either party provides written notice of termination to the other party at least thirty (30) days prior to the end of a twelve (12) month term.

Since 1989, the relationship between Universal Funding and us has expanded to cover additional ATMs, as a result of the loss of other sources of financing and in order for us to take advantage of opportunities to place additional ATMs. Universal Funding currently supplies vault cash for approximately one-half of the ATMs owned by us. We lease to Universal Funding the ATMs for which Universal Funding provides vault cash for rent of $10.00 per month. Universal Funding requested the leasing arrangement for our ATMs in order to provide protection against seizure of its vault cash. We have replaced the ATMs originally purchased by Universal Funding, and Universal Funding no longer owns any ATMs in our network. Universal Funding does not provide vault cash for ATMs in our network which are owned by banks or by third party vendors. At January 31, 2002 and 2001, Universal Funding had vault cash of approximately $2,200,000 and $2,000,000, respectively, located in approximately 249 and 218 ATMs, respectively, owned by us.

Universal Funding borrows the funds that are used to supply vault cash principally from (i) Electronic Funds Transfer, Inc., our wholly owned subsidiary ("EFT"), (ii) David S. Bonsal, our Chairman and Chief Executive Officer, and a limited partnership in which Mr. Bonsal is the general partner, (iii) our employees and (iv) other lenders. The loans generally have terms that range from 30 days to six months and are automatically rolled over at maturity unless prior written notice of termination is given at least 30 days before maturity. As of January 31, 2002, Universal Funding paid interest on loans at rates ranging from 11% to 12% per annum. At January 31, 2002, the aggregate outstanding amount of the loans was approximately $2,246,000, of which $139,715 was owed to EFT, approximately $1,025,000 was owed to Mr. Bonsal and the related limited partnership, approximately $68,000 was owed to John L. Settles, a former President of ours, approximately $24,400 was owed to other employees of ours and approximately $1,125,000 was owed to other lenders. The maximum outstanding balances of the loans made by EFT to Universal Funding in fiscal 2002 and 2001 were $945,715 and $977,200, respectively. The total interest earned by us on loans from EFT to Universal Funding in fiscal 2002 and 2001 was $81,298 and $57,590, respectively.

We have obtained access to additional sources of vault cash in recent years as a result of the improvement in our financial condition. See, "MANAGEMENT'S DISCUSSION AND ANALYSIS– Liquidity and Capital Resources".

Competition

Competitive factors in our business are network availability and response time, price to both the card issuer and to our customers, ATM location and access to other networks. The market for the transaction processing and payment services industry and specifically ATM services is highly competitive. Our principal competitors are national ATM companies that have a dominant share of the market. These companies have greater sales, financial, production, distribution and marketing resources than us.

We have identified the following additional categories of ATM network operators:

- Financial Institutions. Banks have been traditional deployers of ATMs at their banking facilities. However, many banks are starting to place ATMs in retail environments where the bank has an existing relationship with the retailer. This may limit the availability of locations for our ATMs.
- Credit Card Processors. Several of the credit card processors have diversified their business by taking advantage of existing relationships with merchants to place ATMs at sites with those merchants.

- Third Party Operators. This category includes data processing companies that have historically provided ATM services to financial institutions, but also includes small and regional network operators such as us.
- Companies that have the capability to provide both back office services and ATM management services.

Management believes that many of the above providers deploy ATMs to diversify their operations and that the operation of the ATM network provides a secondary income source to a primary business.

Since April 1996, when national debt and credit card organizations changed rules applicable to their members to permit the imposition of surcharge fees, we have experienced increased competition, both from existing ATM network operators and from new companies entering the industry. There can be no assurance that we will continue to be able to compete successfully with national ATM companies. A continued increase in competition could adversely affect our margins and may have a material adverse effect on our financial condition and results of operations.

Employees

At January 31, 2002, we had 37 full time employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced work stoppages and consider our employee relations to be good. Our business is highly automated and we outsource specialized, repetitive functions such as cash delivery and security. As a result, our labor requirements for operation of the network are relatively modest and are centered on monitoring activities to ensure service quality and cash reconciliation and control.

Regulatory Matters

Federal Banking Regulation. Because we provide transaction processing services to banks, our procedures and operations are indirectly subject to federal regulation by, and are monitored by, the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency ("Comptroller") and the Federal Reserve Bank ("Fed"). The FDIC, the Comptroller and the Fed have adopted regulations addressing many aspects of our operations, including management, data security, computer systems and programming controls, and electronic funds transfer procedures. The FDIC, the Comptroller and the Fed conduct periodic examinations to ensure our compliance with these regulatory requirements. We believe that we are in material compliance with these regulations, and that we are taking appropriate action to respond to recommendations made by regulatory authorities as a result of their examinations. However, there can be no assurance that we will be able to respond in a satisfactory manner to all matters raised from time to time by the FDIC, the Comptroller and the Fed.

Surcharge Regulation. The imposition of surcharges is not currently subject to federal regulation, but has been banned by several states in which we currently have no operations. Legislation to ban surcharges has been introduced but not enacted in many other states as a result of activities of consumer advocacy groups that believe that surcharges are unfair to consumers. Voters in San Francisco and Santa Monica, California voted in 1999 to bar banks from charging fees to non-customers who use their ATMs. Similar restrictions have been proposed by other cities. The banking industry has resisted these efforts to impose restrictions. We are not aware of the introduction of such legislation or the submission to voters of such referendums applicable to us in any of the states or cities in which we currently do business. Nevertheless, there can be no assurance that surcharges will not be banned in the states where we operate, and such a ban would have a material adverse effect on us. Most of the ATMs in our network are located in Kansas (116 ATMs), Maryland (106 ATMs), Missouri (149 ATMs) and Texas (72 ATMs).

Network Regulations. National and regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

DESCRIPTION OF PROPERTIES

Our principal executive offices and our central transaction processing center are located in 12,851 square feet of leased space located at 6800 Squibb Road, Shawnee Mission, Kansas. The telephone number for our principal executive offices is 913-831-2055. We lease the facility at rates we believe were consistent with market rates at the time the facility was leased under a lease that expires in 2004. We believe that the facility is adequate for our needs for the foreseeable future.

LEGAL PROCEEDINGS

On June 5, 2000, Dave Windhorst, a former President of ours brought an action against us and our individual directors in the United States District Court for the District of Kansas. Mr. Windhorst resigned as our President in May 1999. Mr. Windhorst alleged that the defendants promised that he would receive 100,000 (adjusted for the 1 for 20 reverse stock split conducted in June 2000) shares of our common stock as part of his wages and compensation as an employee. Mr. Windhorst sought judgment against the defendants for an amount equal to the highest value of 100,000 (adjusted for the 1 for 20 reverse stock split conducted in June 2000) shares of our common stock from June 11, 1999 up to and including the day of trial, plus prejudgment interest, penalties, costs and other awards deemed reasonable in the circumstances. In July 2000, we issued 50,000 shares of our common stock to Mr. Windhorst and recorded a compensation expense of $20,000 in response to this claim. Mr. Windhorst voluntarily dismissed the action and refiled it in state court in August 2000. On April 19, 2002, we settled this matter with Mr. Windhorst. Under the settlement agreement, we paid Mr. Windhorst $72,000 in cash in exchange for his release of all claims against us, his dismissal with prejudice of the action, and his transfer to us all of the shares of our common stock he owned, including the 50,000 shares of common stock issued to him in July 2000. The court dismissed the action with prejudice on April 26, 2002.

An armored car company, Tri-State Armored Services, Inc., provided cash replenishment services for 18 ATMs operated by us in Delaware and adjoining states. Vault cash for these machines was provided by Wilmington Savings Fund Society ("WSFS") under the terms of a Cash Bailment Agreement. On March 2, 2001, Tri-State filed a Chapter 7 Bankruptcy proceeding in the United States Bankruptcy Court for New Jersey. The trustee in bankruptcy took possession of the assets held by Tri-State on the day of his appointment and since that time has inventoried the assets, including approximately $21 million in currency. Claims against Tri-State have been estimated at $50 million or more. We have been told that at the time of the bankruptcy, Tri-State was in possession of approximately $200,000 in currency destined for our ATMs from WSFS or picked-up from those ATMs. WSFS made a claim for $202,555 against us under the terms of the Cash Bailment Agreement. In November 2001, we settled this matter with WSFS for approximately $188,000, which is reflected in the audited consolidated financial statement as of and for January 31, 2002. We continue to pursue the armored car service and its insurance company for reimbursement of this loss. We are currently investigating the matter and trying to determine if identifiable currency was held by Tri-State. If any of the currency held by Tri-State is specifically identifiable, by bundle markings or otherwise, to the account of the Company, such currency should be recoverable in full from the trustee. In addition, we have given notice to our insurance carrier, under our all risk property insurance policy. Although the insurance carrier has notified the Company that such loss would not be covered by the policy, we believe that under the terms of the policy any loss suffered by it should be covered by insurance and thus, are appealing the decision of the insurance company to the corporate headquarters.

In addition, we are a party to routine litigation in the ordinary course of business from time to time.

MARKET INFORMATION AND RELATED STOCKHOLDER MATTERS

Currently, there is little, if any, public trading market for our common stock. The common stock is currently eligible to be traded in the over-the-counter market, both on the OTC Bulletin Board and in the "pink sheets". We believe that the common stock trades publicly on a very infrequent basis.

On January 31, 2002, there were 1,411 record holders of our common stock.

We have not declared or paid any dividends for many years. We do not anticipate that we will pay dividends in the foreseeable future. We currently intend to retain future earnings, if any, to provide funds for the growth and development of our business.

MANAGEMENTS' DISCUSSION AND ANALYSIS

Overview

Our revenues are principally derived from two types of fees, which we charge for processing transactions on our ATM network. We receive an interchange fee from the issuer of the credit or debit card for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee from the cardholder when the cardholder makes a cash withdrawal from an ATM in our network.

Interchange fees are processing fees that are paid by the issuer of the credit or debit card used in a transaction. Interchange fees vary for cash withdrawals, balance inquiries, account transfers or uncompleted transactions, the primary types of transactions that are currently processed on ATMs in our network. The maximum amount of the interchange fees is established by the national and regional card organizations and credit card issuers with whom we have a relationship. We (or our affiliate, Universal Funding Corporation) receive the full interchange fee for transactions on ATMs that we own, but sometimes we rebate a portion of the fee to the owner of the ATM location under the applicable lease for the ATM site. We also receive the full interchange fee for transactions on ATMs owned by banks or third party vendors included within our network, but we rebate a portion of each fee to the bank or third party vendor based upon negotiations between us. The interchange fees received by us vary from network to network and to some extent from issuer to issuer, but generally range from $0.35 to $0.75 per cash withdrawal. Interchange fees for balance inquiries, account transfers and denied transactions are generally substantially less than fees for cash withdrawals. The interchange fees received by us from the card issuer are independent of the service fees charged by the card issuer to the cardholder in connection with ATM transactions. Service fees charged by card issuers to cardholders in connection with transactions through our network range from zero to as much as $2.50 per transaction. We do not receive any portion of these service fees.

In most markets we impose a surcharge fee for cash withdrawals. We expanded our practice of imposing surcharge fees in April 1996 when national debt and credit card organizations changed rules applicable to their members to permit these fees. Surcharge fees have become a substantial additional source of revenue for us and other ATM network operators. The surcharge fee for ATMs in our network owned by or located in banks ranges between $0.50 and $1.50 per withdrawal. The surcharge fee for other ATMs in our network ranges between $0.50 and $2.50 per withdrawal. We receive the full surcharge fee for cash withdrawal transactions on ATMs that we own, but sometimes we rebate a portion of the fee to the owner of the ATM location under the applicable lease for the ATM site. We also receive the full surcharge fee for cash withdrawal transactions on ATMs owned by banks and third party vendors included within our network, but we rebate a portion of each fee to the bank or third party vendor based upon a variety of factors, including transaction volume and the party responsible for supplying vault cash to the ATM.

In addition to revenues derived from interchange and surcharge fees, we also derive revenues from providing network management services to banks and third parties owning ATMs included in our ATM network. These services include 24 hour transaction processing, monitoring and notification of ATM status and cash condition, notification of ATM service interruptions, in some cases, dispatch of field service personnel for necessary service calls and cash settlement and reporting services. The fees for these services are paid by the owners of the ATMs.

Interchange fees are credited to us by networks and credit card issuers on a daily or monthly basis, depending upon the party. Surcharge fees are charged to the cardholder and credited to us by networks and credit card issuers on a daily basis. We periodically rebate the portion of these fees owed to ATM owners and owners of ATM locations. Fees for network management services are generally paid to us on a monthly basis.

Critical Accounting Policies

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To aid in that understanding, management has identified our "critical accounting policies". When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the specific circumstances. Application of these accounting principles requires our management to make estimates about the future resolution of existing uncertainties. As a result, actual results could differ from these estimates. Accordingly, these policies have the potential to have a significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. Except as separately discussed, we do not believe there is a great likelihood that materially different amounts would be reported under different conditions or by using different assumptions pertaining to the accounting policies described below.

Revenue Recognition Policies. We recognize revenues as ATM card holders use ATMs or as services are rendered to customers. In connection with recording revenue, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that management make assumptions based on historical results, future expectations, the industry's economic and competitive environment, changes in the creditworthiness of our customers, and other relevant factors. Revenues are also adjusted with positive and negative processing accruals occurring in the operation of the Company's ATM network in the ordinary course of business.

Allowance of Uncollectible Accounts Receivable. Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience.

Equipment. ATM equipment comprises a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform annual internal studies to confirm the appropriateness of estimated economic useful lives for each category of current equipment. Estimates and assumptions used in setting depreciable lives require both judgment and estimates.

Comparison of Results of Operations for the Fiscal Years Ended January 31, 2001 and 2000

Revenues. Our total revenues modestly increased to $8,690,671 for the fiscal year ended January 31, 2002 ("fiscal 2002") from $8,247,510 for the fiscal year ended January 31, 2001 ("fiscal 2001"). This increase is due to a number of factors, including a modest increase in surcharge fees and interchange fees. This increase was partially offset by increased expenses paid to Universal Funding and a decrease in revenues from network services provided to banks and third parties. Revenues per ATM declined principally because a number of ATMs in the Company's network were newly-placed ATMs, which generally require six months to one year to develop a steady user base. The increase in surcharge fees is partially due to an increase in the number of ATMs in our network on which we imposed surcharge fees for cash withdrawals to 703 in fiscal 2002 from 585 in fiscal 2001. Surcharge fees increased to $5,543,317 or 64% of total revenues in fiscal 2001 from $5,376,006 or 65% of total revenues in fiscal 2001. The increase in the number of ATMs resulted in a modest increase in the number of transactions processed on ATMs in our network. Revenues derived from interchange fees increased to $2,381,858 in fiscal 2002 from $2,205,485 in fiscal 2001. Expenses paid to Universal Funding under the Management Agreement between Universal Funding and us increased to $34,993 in fiscal 2002 compared to $13,836 in fiscal 2001. See the discussion below under "—Revenues from/Payments to Universal Funding." Our revenues from network services provided to banks and third parties decreased to $612,135 in fiscal 2002 from $679,855 in fiscal 2001 in large part as a result of the loss of banking clients.

Revenues from/Payments to Universal Funding. We have a relationship with our affiliate, Universal Funding Corporation, under which Universal Funding provides vault cash for certain ATMs owned by us. At the request of Universal Funding, we lease all of these ATMs to Universal Funding so that it may protect its vault cash in the ATMs. At January 31, 2002 and 2001, Universal Funding had vault cash located in approximately 249 and 218 ATMs, respectively, owned by us.

We derive management fees from Universal Funding pursuant to a Management Agreement between Universal Funding and us. Under the Management Agreement, Universal Funding receives all interchange fees for transactions processed on ATMs owned by us for which Universal Funding provides vault cash. In exchange for "driving" the ATMs leased to Universal Funding and providing accounting, maintenance and communication services, we receive a management fee equal to Universal Funding's "net income." Universal Funding's "net income" is defined in the Management Agreement as revenues from interchange fees, less armored security charges, interest expense on funds borrowed to provide vault cash, ATM location expenses, debt service related to the purchase of the ATMs, taxes or insurance on ATMs, and a monthly payment to each of Universal Funding's shareholders representing a return on their equity investment in Universal Funding. If Universal Funding's "net income" is less than zero (a "net loss"), the Company reimburses Universal Funding for such amount.

The loss suffered by us from Universal Funding under the Management Agreement was $34,993 in fiscal 2002, equal to Universal Funding's "net loss" under the Management Agreement for the same period. Universal Funding's "net loss" of $34,993 consisted of $815,263 in revenues from interchange fees earned by Funding, less Funding's expenses in the amount of $825,362 and Funding's return on equity payment to shareholders of Funding in the amount of $24,894. The loss suffered by us from Universal Funding under the Management Agreement was $13,836 in fiscal 2001, equal to Universal Funding's "net income" under the Management Agreement for the same period. Universal Funding's "net loss" of $13,836 consisted of $1,014,573 in revenues from interchange fees earned by Universal Funding, less Universal Funding's expenses in the amount of $1,003,447 and Universal Funding's return on equity payment to shareholders of Universal Funding in the amount of $24,962. Pursuant to the Management Agreement, Universal Funding's expenses for purposes of computing its "net income" did not include Universal Funding's depreciation, amortization and bad debt expenses, which were $0 in fiscal 2002 and $1,173 in fiscal 2001. Although the number of ATMs which received vault cash from Universal Funding increased from 218 ATMs as of January 31, 2001 to 249 ATMs as of January 31, 2002, we suffered an increased loss primarily because a greater number of the ATMs were newly-placed ATMs. Fees generated are generally lower initially for newly-placed ATMs.

Cost of Revenues. Our total cost of revenues increased to $7,231,541 in fiscal 2002 from $6,606,520 in fiscal 2001. The principal components of cost of revenues are revenue producing salaries, telecommunication services and transaction processing charges, interchange and surcharge rebates, ATM site rentals, maintenance and repairs, and depreciation and amortization. The increase in cost of revenues is primarily attributable to increased (a) cost related to revenue generating compensation; (b) ATM maintenance expenses; (c) armored car service expenses, (d) telecommunications charges; (e) vault cash rental changes paid to third parties, (f) transaction credits and rebates to retail clients; and (g) leasing ATM equipment. These increases were partially offset by a reduction in surcharge and interchange rebates to bank clients and in amortization and depreciation expenses. A substantial amount of the increased cost of revenues resulted from start-up costs incurred in placing ATMs in approximately 210 stores for new customers and in expanding our relationship with Kmart.

Gross Margin. Gross profit as a percentage of revenues was 16.8% in fiscal 2002 and 19.9% in fiscal 2001. The decrease in fiscal 2002 was caused by a number of factors, including increased cost of revenues as a result of expanding the network, increased costs incurred in connection with the placement of ATMs in Kmart stores and the stores of the new group of combined convenience stores and gas stations we are servicing and increased personnel expense and telecommunications charges resulting from growth in the ATM network.

Operating Expenses. Our total operating expenses increased to $1,908,338 in fiscal 2002 from $1,618,450 in fiscal 2001. The principal components of operating expenses are professional fees, administrative salaries and benefits, consulting fees, occupancy costs, sales and marketing expenses and administrative expenses. This increase is attributable to higher administrative compensation expenses and other personnel expenses. In addition, we incurred increased legal fees in fiscal 2002 as a result of two legal disputes, both of which have been resolved. See, "LEGAL PROCEEDINGS." We also incurred additional costs in making severance payments to a former President of ours. These increases were partially offset by a decrease in travel expenses.

Interest Income. Through our subsidiary, EFT, we extend short-term loans to Universal Funding, which uses the proceeds as vault cash in the ATMs owned by us. These loans generally have a term of one month and bear interest at 12% per annum. Interest income primarily represents the interest paid by Universal Funding to us on the outstanding balance of these loans. Interest income increased to $84,710 in fiscal 2002 from $60,908 in fiscal 2001 as a result of higher average outstanding balances.

Settlement of WSFS Claim. We also had a one time expense in connection with the payment of approximately $188,000 in cash to Wilmington Savings Fund Society ("WSFS") to settle the claim made by WSFS. For a description of the charge relating to WSFS, see, "LEGAL PROCEEDINGS."

Loss before Taxes. We had a loss before taxes of $650,855 during the fiscal year ended January 31, 2002 compared to a loss of $14,209 during the fiscal year ended January 31, 2001 as a result of the factors discussed above.

Reduction of Deferred Tax Asset. We incurred a non-cash loss of $375,000 as a result of our full reservation of our deferred tax asset of $375,000.

Income Taxes. We paid no income taxes in either fiscal 2002 or fiscal 2001 as a result of a loss before taxes of $650,855 for fiscal 2002 and a loss before taxes of $14,209 for fiscal 2001. Our net loss was $1,025,855 for fiscal 2002 compared to a net loss of $14,209 for fiscal 2001. We have unused operating loss carry forwards of approximately $2,800,000, which expire between 2005 and 2021.

Liquidity and Capital Resources

Working Capital Deficit. At January 31, 2002, we had a working capital deficit of $921,118, compared to a working capital deficit of $106,443 at January 31, 2001. The ratio of current assets to current liabilities decreased to 0.50 at January 31, 2002 from 0.91 at January 31, 2001. The decrease in working capital and the ratio of current assets to current liabilities was due mainly to the WSFS settlement payment, increased cost of revenue and increased operating expenses as described above.

Funding Our Operations. We have funded our operations and capital expenditures from cash flow generated by operations, capital leases, and from the rights offering to shareholders conducted in September 2000. Net cash provided by operating activities was $695,029 and $309,872 in fiscal 2002 and fiscal 2001, respectively. Net cash provided by operating activities in fiscal 2002 consisted primarily of depreciation and amortization of $762,644, a decrease in accounts receivable of $212,739, an increase in accounts payable and accrued expenses of $579,238, a write down of deferred income taxes of $375,000 and common stock issued as compensation in the amount of $40,000, partially offset by a net loss of $1,025,855. The cash provided by operating activities in fiscal 2002 and fiscal 2001 allowed us to purchase plant and equipment (principally ATMs) totaling $605,939 and $723,831 in fiscal 2002 and fiscal 2001, respectively. Net cash provided by financing activities consisted of proceeds from the issuance of long-term debt of $306,900, partially offset by principal payments under long-term debt and capital lease obligations of $453,821. We had cash and cash equivalents of $592,422 at January 31, 2002, compared to cash and cash equivalents of $580,248 at January 31, 2001. Immediately after the end of fiscal year 2002, through our subsidiary EFT, we loaned an additional $375,000 to Universal Funding to provide vault cash to ATMs in our network.

Much of our cash requirements relate to the need for vault cash for ATMs owned by us. Universal Funding currently provides vault cash for approximately one-half of these ATMs. At January 31, 2002, Universal Funding had vault cash of approximately $2,200,000 located in approximately 249 ATMs owned by us. Universal Funding borrows the money that it provides as vault cash for our ATMs. The loans generally have terms ranging from 30 days to six months and are automatically rolled over at maturity unless prior written notice of termination is given at least 30 days before maturity. Through our subsidiary EFT, we loan funds to Universal Funding for vault cash to the extent that Universal Funding cannot obtain financing on reasonable terms from other sources and to the extent that we have cash available to lend to Universal Funding. The outstanding balance of the loans from EFT to Universal Funding at January 31, 2002 was $139,715. Immediately after the end of fiscal year 2002, through our subsidiary EFT, we loaned an additional $375,000 to Universal Funding to provide vault cash to ATMs in our network. See, "DESCRIPTION OF BUSINESS – Relationship with Universal Funding Corporation."

We also obtain vault cash under the following arrangements:

- Chart Bank. In October 1999, we entered into an arrangement with Chart Bank allowing us to obtain up to $5,000,000 in vault cash. In January 2002, Chart Bank reduced the amount available under the arrangement to $1,000,000, of which $900,000 was outstanding as of January 31, 2002. See "—Trends." The Chart Bank arrangement has a term of three years and may be terminated by Chart Bank upon breach by us and upon the occurrence of certain other events. Under this arrangement, we are required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, and must pay monthly "bank" and insurance fees.
- WSFS. In August 2000, we entered into an arrangement with Wilmington Savings Fund Society ("WSFS") allowing us to obtain up to $3,000,000 in vault cash. In February 2002, WSFS increased our limit to $5,000,000 and, as of January 31, 2002, $1,400,000 was outstanding. The WSFS arrangement has a one-year term, which automatically renewed in August 2001, and may be terminated by WSFS at any time upon breach by us and upon the occurrence of certain other events. Under this arrangement, we are required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, and must pay monthly "bank" and insurance fees.
- First Mariner Bank of Baltimore. Under our new arrangement regarding the new combined convenience stores and gas stations, First Mariner Bank provides vault cash (approximately $1.5 million) for all 101 ATMs placed under that arrangement. This arrangement has a five (5) year term, currently has no limit on the amount of vault cash which can be placed in these ATMs and may be terminated by First Mariner Bank at any time upon breach by us and upon the occurrence of certain other events. We are also in the process of trying to negotiate an expansion of our relationship with First Mariner Bank. As compensation for this current arrangement, First Mariner Bank shares in a portion of the surcharge fees earned in connection with these ATMs.

During the fourth quarter of calendar year 2001, two previous vault cash providers, Humbolt Bank and Tehama Bank, suffered significant losses as a result of vault cash theft unrelated to our network. To reduce exposure, each bank has made the determination to exit the business of renting vault cash to ATM networks. In connection with this exit in December 2001, both banks gave us the required notice of their desire to terminate our vault cash arrangement. Under the Tehama Bank arrangement we could rent up to $3,000,000 in vault cash and, as of January 31, 2002, we were renting approximately $2,000,000 in vault cash. Under the Humboldt Bank arrangement, we could rent up to $1,000,000 in vault cash and, as of January 31, 2002, were renting approximately $1,300,000 in vault cash. Both arrangements terminated effective as of March 1, 2002. The vault cash being obtained from these banks has been replaced with expansion of our relationship with WSFS and Universal Funding.

As a result of certain factors discussed below, our liquidity has been reduced significantly from the same period a year ago. This reduction in liquidity is partially due to the start-up period for new ATMs associated with our recent expansion efforts, the loss of certain banking clients, increased competition and smaller increases in revenue. In addition, we have incurred additional demands on our available capital in connection with the settlement of the WSFS claim and the other dispute described in "LEGAL PROCEEDINGS", the payment of severance to a former President of ours and the start-up expenses associated with our expansion including the acquisition and placement of additional ATMs.

As the newly-placed ATMs mature, such ATMs generally experience increased activity and generate increased revenues. We believe that cash flow from operations will be sufficient to fund operations and to allow us to continue to explore and pursue expansion opportunities. If cash flow from operations is not sufficient to fund our operations, we may be required to seek additional sources of financing. If any of our existing financing arrangements are terminated, or if we seek additional funding to expand our ATM network, additional financing may not be available when needed or may not be available on acceptable terms. In that event, our ability to maintain and expand our ATM network may be adversely affected. The loss of one or more sources of vault cash funding or the loss of additional customers could have a material adverse effect on our business, results of operations and financial condition. As always, we continue to look for new and alternative vault cash sources.

Contractual Obligations. Our ability to fund our capital needs is also impacted by our overall capacity to acquire favorable financing terms in our acquisition of ATMs. Our contractual obligations, including commitments for future payments under non-cancelable lease arrangements and short and long-term debt arrangements, are summarized below and are fully disclosed in Notes 3 and 4 to our Consolidated Financial Statements. We do not participate in, nor secure financings for, any unconsolidated, limited or special purpose entities. For fiscal 2002, we had no non-cash items compared with $165,211 in non-cash items for fiscal 2001. We anticipate that our capital expenditures for fiscal 2003 will total approximately $610,000, primarily for the acquisition of ATMs and related ATM installation costs. We lease 160 of our ATMs under capital lease agreements that expire between 2002 and 2005 and provide for lease payments at interest rates up to 10.5% per annum. See Note 4 to the Consolidated Financial Statements. We have the following payment obligations under current financing and leasing arrangements:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5
Notes payable and commercial paper	$ 433,190	$184,162	$ 249,028	$ 0	$0
Capital lease obligations	820,258	354,983	459,380	5,895	0
Operating leases	682,971	275,005	397,966	10,000	0
Total contractual cash obligations	$1,936,419	$814,150	$1,106,374	$15,895	$0

Impact of Inflation and Changing Prices

While subject to inflation, we were not impacted by inflation during the past two fiscal years in any material respect.

Trends

The following is a description of certain trends, events and uncertainties that may affect our future financial results. Due to the potential for change in factors associated with our business, it is impossible to predict or quantify future changes in our business, results of operations and financial condition. See "-Cautionary Statement Concerning Forward-Looking Statements."

Access to Vault Cash. During the fourth quarter of calendar year 2001, two of our vault cash providers, both Humbolt Bank and Tehama Bank, suffered significant losses as a result of vault cash theft unrelated to our network. To reduce exposure, each bank has made the determination to exit the business of renting vault cash to ATM networks. In connection with this exit in December 2001, both banks gave us the required notice of their desire to terminate our vault cash arrangement. Under the Tehama Bank arrangement we could rent up to $3,000,000 in vault cash and, as of January 31, 2002, we were renting approximately $2,000,000 in vault cash. Under the Humboldt Bank arrangement, we could rent up to $1,000,000 in vault cash and, as of January 31, 2002, were renting approximately $1,300,000 in vault cash. Both arrangements terminated effective as of March 1, 2002.

As of January 1, 2002, we have increased our reliance for vault cash on Wilmington Savings Fund Society ("WSFS"). We have renegotiated the rental agreement to permit us to rent up to $5 million. Our prior agreement only allowed us to rent up to $3 million in vault cash. All of the vault cash no longer available from Tehama and Humboldt has been replaced with expansion of our relationship with WSFS and Universal Funding.

Also in January 2002, Chart Bank reduced the amount of vault cash we could rent under our arrangement from $5,000,000 to $1,000,000. This reduction occurred partially because we generally use less than $1,000,000 of the cash available under the Chart Bank arrangement and we suffered an increased loss in the third quarter of fiscal 2002.

Prior to the termination in March 2002 of the Tehama and Humboldt arrangements, we had available $11.5 million in vault cash from five separate banks. Following the termination and increase in the WSFS rental limit, we have available $7.5 million of vault cash from three separate banks. Our reliance on WSFS is significant as our arrangement with the bank accounts for approximately 66% of the available vault cash received from the third party banks. While WSFS has indicated no desire to reduce its commitment with us, it may do so at any time.

Significant Relationships. Written contracts with one operator of combination convenience stores and gas stations at which we maintained 43 ATMs as of October 31, 2001, expired during August 2001. However, we continues to provide ATM management services in connection with these ATMs and will do so under an oral agreement that may be terminated at any time. The contract with another operator of combined convenience stores and gas stations at which we maintained 51 ATMs renewed in November 2001 and will automatically renew in 2003 unless terminated 90 days prior to February 2003.

Competition. Since April 1996, when national debt and credit card organizations changed rules applicable to their members to permit the imposition of surcharge fees, we have experienced increased competition, both from existing ATM network operators and from new companies entering the industry. As a result we have seen the loss of some banking clients and the loss of a long term relationship replaced with a short term monthly relationship with one combination store and gas station operator.

We have been required to pay higher interchange and surcharge rebates to certain ATM site owners and owners of ATMs in our network, as a result of increased competition in the industry. While these rebates were down slightly in 2002, we believe they may continue to increase during fiscal 2003 due to competitive pressures. A continuation of this trend could have a material impact on our results of operations.

The amount of surcharge fee most commonly charged in the industry for withdrawal transactions has recently increased from $1.50 per transaction to $2.00 per transaction in certain markets. We plan to selectively pursue the higher surcharge fee rates in markets which have demonstrated acceptance of such rates, but do not anticipate pursuing these higher rates in all of our markets.

Debit Cards. The use of debit cards by consumers has been growing. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from the consumers' checking accounts. An increasing number of merchants are accepting debit cards as a method of payment, and are also permitting consumers to use the debit cards to obtain cash. The increasing use of debit cards to obtain cash may reduce the number of cash withdrawals from our ATMs, and may adversely affect our revenues from surcharge fees. A continued increased in the use and acceptance of debit cards could have a material adverse effect on our business, results of operations and financial condition.

Loss of Bank Clients. During fiscal year ended January 31, 2002, ATM management servicing contracts that we had with six banks expired. A competitor of ours that has the capability to provide both back office services and ATM management services has taken over the ATM management servicing for these six banks.

Decreased Liquidity. As a result of smaller increases in revenues, increased expenses related to settlement of certain claims, increased expansion of our ATM network, the loss of certain banking clients, and the initial start-up period for new ATMs associated with our recent expansion efforts, our liquidity has been reduced significantly. As the newly-placed ATMs mature, such ATMs generally experience increased activity and generate increased revenues. We believe that cash flow from operations will be sufficient to fund operations and to allow us to continue to explore and pursue expansion opportunities. If cash flow from operations is not sufficient to fund our operations, we may be required to seek additional sources of financing to continue our operations.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-KSB that are not statements of historical fact may constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. These statements are subject to risks and uncertainties, as described below.

Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, capital expenditures, the payment or non-payment of dividends, capital structure and other financial items, (ii) statements of plans and objectives of our management or Board of Directors, including plans or objectives relating to our products or services, (iii) statements of future economic performance, and (iv) statements of assumptions underlying the statements described in (i), (ii) and (iii). Forward-looking statements can often be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "could," "intends," "plans," "estimates" or "anticipates," variations thereof or similar expressions.

Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Our future results of operations, financial condition and business operations may differ materially from those expressed in these forward-looking statements. Investors are cautioned not to put undue reliance on any forward-looking statement.

There are a number of factors that could cause actual results to differ materially from those discussed in the forward-looking statements, including those factors described below. Other factors not identified herein could also have such an effect. Among the factors that could cause actual results to differ materially from those discussed in the forward-looking statements are the following:

- Changes in laws or card association rules affecting our ability to impose surcharge fees, and continued customer willingness to pay surcharge fees;
- Our ability to form new strategic relationships and maintain existing relationships with issuers of credit cards and national and regional card organizations;
- Our ability to expand our ATM base and transaction processing business;
- The availability of financing at reasonable rates for vault cash and for other corporate purposes, including funding our expansion plans;
- Our ability to maintain our existing relationships with three operators of combination convenience stores and gas stations at which we maintain 43, 52 and 101 ATMs as of January 31, 2002;
- Our ability to maintain our existing relationship with an operator of retail stores at which we maintain 207 ATMs as of January 31, 2002;
- Our ability to keep our ATMs at other existing locations at reasonable rental rates and to place additional ATMs in preferred locations at reasonable rental rates;
- The extent and nature of competition from financial institutions, credit card processors and third party operators, many of whom have substantially greater resources;
- Our ability to maintain our ATMs and information systems technology without significant system failures or breakdowns;
- The extent of vault cash losses from certain ATMs funded by Universal Funding Corporation, for which we do not maintain insurance;
- Our ability to develop new products and enhance existing products to be offered through ATMs, and our ability to successfully market these products;
- Our ability to identify suitable acquisition candidates, to finance and complete acquisitions and to successfully integrate acquired assets and businesses into existing operations;
- Our ability to retain senior management and other key personnel;
- Changes in general economic conditions.

Any forward-looking statement contained herein is made as of the date of this document. We do not undertake to publicly update or correct any of these forward-looking statements in the future.

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Universal Money Centers, Inc.
Mission, Kansas

We have audited the accompanying consolidated balance sheets of UNIVERSAL MONEY CENTERS, INC. as of January 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UNIVERSAL MONEY CENTERS, INC. as of January 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD LLP

Kansas City, Missouri
April 11, 2002

UNIVERSAL MONEY CENTERS, INC.

CONSOLIDATED BALANCE SHEETS

JANUARY 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 592,422	$ 580,248
Accounts receivable - trade, less allowance for Doubtful accounts: 2002 - $161,481; 2001 - $98,238;	64,584	282,132
Note receivable – affiliate	139,715	194,415
Prepaid expenses and other	136,046	48,226
Interest receivable – affiliate	4,809	--
Total Current Assets	937,576	1,105,021
PROPERTY AND EQUIPMENT, At cost		
Equipment	5,528,686	5,002,755
Leasehold improvements	2,650	2,650
Vehicles	11,434	11,434
	5,542,770	5,016,839
Less accumulated depreciation	3,285,131	2,593,596
	2,257,639	2,423,243
OTHER ASSETS		
Deferred income taxes	--	375,000
Prepaid Rent	231,748	72,237
Other	34,266	39,266
	266,014	486,503
	$3,461,229	$4,014,767

See Notes to Consolidated Financial Statements

UNIVERSAL MONEY CENTERS, INC.

CONSOLIDATED BALANCE SHEETS

JANUARY 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Current maturities of long-term debt and Capital lease obligations	$ 486,287	$ 418,295
Accounts payable	817,840	586,437
Accounts payable—affiliate	248,364	24,366
Accrued expenses	306,203	182,366
Total Current Liabilities	1,858,694	1,211,464
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	680,191	895,104
STOCKHOLDERS' EQUITY		
Common stock; no par value; $.01 stated value; 40,000,000 shares authorized; issued January 31, 2002 – 4,157,378 shares; issued January 31, 2001 – 4,057,378 shares	41,574	40,574
Additional paid-in capital	19,781,294	19,742,294
Retained earnings (deficit)	(17,238,216)	(16,212,361)
	2,584,652	3,570,507
Less treasury stock, at cost; common; 27,916 shares	(1,662,308)	(1,662,308)
Total stockholders' equity	922,344	1,908,199
	$ 3,461,229	$ 4,014,767

See Notes to Consolidated Financial Statements

UNIVERSAL MONEY CENTERS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED JANUARY 31, 2002 AND 2001

	2002	2001
NET REVENUES	$8,690,671	$8,247,510
COST OF REVENUES	7,231,541	6,606,520
GROSS PROFIT	1,459,130	1,640,990
OPERATING EXPENSES	1,908,338	1,618,450
INCOME FROM OPERATIONS	(449,208)	22,540
OTHER INCOME (EXPENSE)		
Interest income	84,710	60,908
Interest expense	(102,896)	(100,002)
Gain (loss) on disposal of fixed assets	4,645	(2,345)
Settlement of WSFS Claim	(188,106)	--
	(201,647)	(36,749)
LOSS BEFORE INCOME TAX PROVISION	(650,855)	(14,209)
INCOME TAX PROVISION	375,000	--
NET LOSS	$(1,025,855)	$ (14,209)
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.252)	$ (.005)
WEIGHTED AVERAGE SHARES OUTSTANDING	4,075,946	2,697,291

See Notes to Consolidated Financial Statements

UNIVERSAL MONEY CENTERS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED JANUARY 31, 2002, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
BALANCE, JANUARY 31, 2000	19,926	18,972,018	(16,198,152)	(1,662,308)	1,131,484
Net loss	--	--	(14,209)		(14,209)
Stock issued to former employee	500	19,500			20,000
Stock issued in rights offering	20,148	750,776			770,924
BALANCE, JANUARY 31, 2001	$ 40,574	$19,742,294	$(16,212,361)	$(1,662,308)	$1,908,199
Net Loss			(1,025,855)		(1,025,855)
Common Stock awards	1,000	39,000			40,000
BALANCE, JANUARY 31, 2002	$41,574	$19,781,294	$(17,238,216)	$(1,662,308)	$922,344

See Notes to Consolidated Financial Statements

UNIVERSAL MONEY CENTERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(1,025,855)	$ (14,209)
Items not requiring (providing) cash:		
Depreciation and amortization	762,644	766,425
(Gain) Loss on disposal of property and equipment	(4,645)	(2,345)
Deferred Income Taxes	375,000	--
Common stock issued as compensation	40,000	20,000
Changes in:		
Accounts receivable	212,739	(162,760)
Prepaid expenses and other	(244,092)	(115,438)
Accounts payable and accrued expenses	579,238	(181,801)
Net cash provided by operating activities	695,029	309,872
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in note receivable – affiliate	54,700	455,885
Purchase of property and equipment	(605,939)	(723,831)
Proceeds from sale of property and equipment	15,305	6,540
Net cash provided by (used in) investing activities	(535,934)	(261,406)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments under long-term debt and Capital lease obligations	(453,821)	(536,433)
Proceeds from issuance of long-term debt	306,900	178,300
Proceeds from issuance of common stock	--	770,924
Net cash provided by (used in) financing activities	(146,921)	412,791
INCREASE (DECREASE) IN CASH	12,174	461,257
CASH, BEGINNING OF YEAR	580,248	118,991
CASH, END OF YEAR	$ 592,422	$ 580,248
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$ 102,896	$ 136,250
Capital Lease obligations incurred for equipment	--	$ 165,211

See Notes to Consolidated Financial Statements

UNIVERSAL MONEY CENTERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JANUARY 31, 2002 AND 2001

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is engaged primarily in providing network and switching services for automated teller machines (ATMs). Fees are received from the members of the Company's network as well as card users from other ATM networks using the Company's network. The Company grants unsecured credit to its customers. As of January 31, 2002 and 2001, the Company had approximately 706 and 588 ATMs in the network, respectively.

Operating Segments

The Company conducts business under one primary operating segment: operating and servicing of automated teller machines (ATMs). Revenues are generated from surcharges, interchange fees and transaction processing in ATMs located in 31 states with a concentration in Missouri, Kansas, Maryland and Texas. The Company's major revenue source, which exceeds 10% of revenues, is discussed in Note 8.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are depreciated over the estimated useful life of each asset, primarily five to seven years. Annual depreciation is computed using the straight-line method.

Principles of Consolidation

The consolidated financial statements include the accounts of Universal Money Centers, Inc., and its wholly owned subsidiary, Electronic Funds Transfer, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Income Taxes

Deferred income tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

NOTE 2: RELATED PARTY TRANSACTIONS

The chairman and chief executive officer (CEO), who is the largest stockholder of the Company, is also the President and a stockholder of Universal Funding Corporation (UFC). In addition, the other stockholder of UFC is also a stockholder of the Company.

The Company assumes the risks of theft or other shortages of cash from the ATMs funded by UFC. As of January 31, 2002 and 2001, UFC had vault cash obligations of approximately $2,200,000 (located in 249 ATMs) and $2,000,000 (located in 218 ATMs), respectively. During the years ended January 31, 2002 and 2001, the Company incurred losses of $40,419 and $1,830 from vault cash shortages.

The Company and certain members of the Company's management extend loans on an unsecured basis to UFC. UFC uses the proceeds from these loans to provide vault cash to the ATMs. As of January 31, 2002 and 2001, the balance of these loans was approximately $1,854,904 (with $139,715 being due to the Company) and $1,765,880 (with $194,415 being due to the Company), respectively, with interest at 11% at January 31, 2002. Subsequent to the years ended January 31, 2002 and 2001, the amounts due to the Company were increased by $375,000 to $514,715 and $500,000 to $694,415, respectively. During the years ended January 31, 2002 and 2001, the Company earned interest income of $81,298 and $57,590, respectively, from these loans.

The Company has the option to purchase UFC from its current stockholders for approximately $165,000.

During the year ended January 31, 2001, the Company paid a liability for back wages of approximately $140,000 due to the Chairman and CEO of the Company. The related accrued interest liability of approximately $36,000 was forgiven by the CEO.

NOTE 3: OPERATING LEASES

The Company leases various office space under noncancelable operating leases which expire at various dates through August 2004. Rent expense for office space for the years ended January 31, 2002 and 2001 was $107,600 and $97,325, respectively.

The Company leases various computer equipment under noncancelable operating leases which expire at various dates through November 2004. The Company also leases locations to place ATMs under noncancelable operating leases which expire through March 2005. Total rent expense related to the lease of computer equipment and locations to place ATMs for the years ended January 31, 2002 and 2001 was $144,292 and $140,227, respectively.

NOTE 3: OPERATING LEASES (continued)

The Company has several agreements with banks to provide vault cash, on a rental basis, for ATMs owned by the Company. Under the agreements, the Company is required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest plus a specified percentage, and additional fees as defined in the agreements. The lives of the agreements range from one year to three years but may be terminated by either the banks or the Company upon a sixty-day written notice. As of January 31, 2002 and 2001, the Company was renting vault cash from these providers in the approximate amounts of $5,500,000 and $4,700,000, respectively (see Note 8). The fees for the usage of such cash are included in the accompanying consolidated financial statements in cost of revenues and totaled $512,226 and $462,575 for the years ended January 31, 2002 and 2001, respectively.

Future minimum lease payments at January 31, 2002 are as follows:

2003	$ 275,005
2004	256,377
2005	141,589
2006	10,000
Future minimum lease payments	$ 682,971

NOTE 4: LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

	2002	2001
Installment notes payable (A)	$ 47,636	$ 130,911
Capital lease obligations (B)	733,288	1,011,566
Installment notes payable (C)	10,570	26,814
Installment notes payable (D)	278,604	—
Installment notes payable (E)	96,380	138,669
Other	—	5,439
	1,166,478	1,313,399
Less current maturities	486,287	418,295
	$ 680,191	$ 895,104

(A) Various installment notes payable; due on demand; if no demand made, due at various dates through May 2003; with interest at 10.25% to 10.5%; collateralized by equipment and personally guaranteed by the Company's Chairman and CEO. Subsequent to the year ended January 31, 2002, the demand feature was waived through January 31, 2003.

(B) Capital leases covering ATMs and office equipment with monthly payments through March 2005.

NOTE 4: LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS (continued)

(C) Various installment notes payable; due on demand; if no demand made, due at various dates through January 2003, with interest at 9.25% to 10%; collateralized by equipment.

(D) Installment notes payable; due at various dates through October 2004; with interest at 8.25% to 11.88%; collateralized by equipment.

(E) Installment notes payable; due at various dates through February 2004; with interest at 10%; collateralized by equipment.

Aggregate annual maturities of long-term debt and payments on capital lease obligations at January 31, 2002 are as follows:

	Long-Term Debt (Excluding Leases)	Capital Lease Obligations
2003	$ 184,162	$ 354,983
2004	164,156	310,710
2005	84,872	148,670
2006	—	5,895
	$ 433,190	820,258
Less amount representing interest		86,970
Present value of future minimum lease payments		733,288
Less current maturities		302,125
		$ 431,163

For fiscal 2002 and fiscal 2001, the Company included the following property under capital leases for property and equipment:

	2002	2001
Equipment cost	$ 1,979,732	$ 1,993,693
Less accumulated depreciation	1,273,077	986,556
	$ 706,655	$ 1,007,137

As of January 31, 2002 and 2001, the carrying amount of long-term debt approximates its fair value.

See Notes to Consolidated Financial Statements

NOTE 5: STOCK TRANSACTIONS

At the Company's annual meeting on June 6, 2000, the shareholders approved a 1:20 reverse stock split which became effective on July 7, 2000. The number of shares of common stock shown in the accompanying consolidated balance sheet is stated to reflect the effect of the reverse stock split.

On September 25, 2000, the Company issued 2,014,809 shares of common stock in connection with a rights offering and raised $770,924 of capital, after payment of offering expenses of $35,000.

During January 2001, the Company's Board approved restricted awards of common stock to two key employees (50,000 shares each). The fair value of the restricted common stock was approximately $40,000 at the grant date. The shares vested in four equal installments at the end of each calendar quarter of fiscal 2002. In connection with this incentive compensation, the Company provided a cash bonus to the recipients to offset their tax liability. Compensation expense was recognized by the Company as the shares vested.

NOTE 6: INCOME TAXES

The provision for income taxes includes these components:

	2002	2001
Deferred income taxes	$ (265,000)	$ 63,000
Change in deferred tax asset valuation allowance	640,000	(63,000)
Deferred tax provision	$ 375,000	$ 0

A reconciliation of income expense at the statutory rate to the Company's actual income tax expense is shown below:

	2002	2001
Computed at the statutory rate (34%)	$ (221,000)	$ (4,800)
Increase (decrease) resulting from		
Change in deferred tax asset valuation allowance	593,000	(63,000)
Expiration of tax credits	—	66,000
Other	3,000	1,800
Actual tax provision	$ 375,000	$ 0

NOTE 6: INCOME TAXES (continued)

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets were:

	2002	2001
Deferred tax assets		
Allowance for doubtful accounts	$ 63,000	$ 38,000
Net operating loss carryforwards	1,098,000	768,000
General tax credits	—	46,000
	1,161,000	852,000
Deferred tax liabilities		
Property and equipment	(208,000)	(164,000)
Net deferred tax asset before valuation allowance	953,000	688,000
Valuation allowance		
Beginning balance	(313,000)	(376,000)
Decrease (increase) during the period	(593,000)	63,000
Expiration of tax credits charged against allowance	(47,000)	—
Ending balance	(953,000)	(313,000)
Net deferred tax asset	$ 0	$ 375,000

As of January 31, 2002, the Company has unused operating loss carryforwards of approximately $2,800,000, which expire between 2005 and 2021.

NOTE 7: PROFIT SHARING PLAN

The Company sponsors a SIMPLE IRA profit sharing plan covering employees with two years or more of service. Contributions are limited to 3% of total compensation paid participants during the plan year. Contributions to the Plan were $25,200 and $20,000 for 2002 and 2001, respectively.

NOTE 8: SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Significant Agreements

The Company earned approximately 30% of its surcharging fees from ATMs containing UFC's vault cash during each of the years ended January 31, 2002 and 2001. Currently, UFC obtains cash to fund its ATMs primarily from short-term borrowings from various private investors, including members of Universal Money Center's management and the Company. UFC is uncertain if additional sources of cash would be available if these notes were not renewed.

Additionally, the Company has an agreement with UFC, which provides for a fee (or payment) from UFC for administrative services performed by the Company. The fee or payment is equivalent to the net income (or loss) of UFC (excluding depreciation, amortization and stockholder return on original capital investment, which are treated as distributions). The Company recorded expenses of $34,993 and $13,836 for the years ended January 31, 2002 and 2001, respectively.

Significant Customers

The Company has relationships with two operators of combination convenience stores and gas stations for whom approximately 95 and 93 ATMs, as of January 31, 2002 and 2001, respectively, have been installed at their locations. The aggregate revenues from these companies accounted for approximately 28% and 25% of the Company's revenues for 2002 and 2001, respectively. Written contracts with one operator of combination convenience stores and gas stations at which the Company maintained 43 ATMs as of October 31, 2001, expired during August 2001. However, the Company continues to provide ATM management services in connection with these ATMs and will do so under an oral agreement that may be terminated at any time. The contract with another operator of combined convenience stores and gas stations at which the Company maintained 51 ATMs renewed in November 2001 and will automatically renew in 2003 unless terminated 90 days prior to February 2003.

Fees

Currently, the Company is permitted to charge a "surcharge" to users of the Company's network who are members of other networks. Such surcharges are being challenged at various governmental levels. Successful litigation to eliminate these surcharges could have a material adverse effect on the results of operations and financial condition of the Company. During the years ended January 31, 2002 and 2001, the Company recognized revenue of $5,543,317 and $5,376,006, respectively, from surcharges.

NOTE 8: SIGNIFICANT ESTIMATES AND CONCENTRATIONS (continued)

Vault Cash Rental

At January 31, 2002, the Company had agreements that allowed it to rent up to approximately $9.5 million of vault cash from five separate banks. Subsequent to year-end, two of the banks exited the vault cash rental services business while another increased the Company's limit, with the net result being a reduction of vault cash availability (from unrelated parties) to approximately $7.5 million. One of the banks now represents approximately 66% of such availability. While this bank has indicated no desire to reduce its commitment with the Company, it may do so at any time.

The Company believes this reduced level of available vault cash is sufficient to adequately stock its current ATMs but is presently working to develop alternative sources of vault cash from both external sources and related parties (Universal Funding – *see Note 2*).

Litigation

On June 5, 2000, a former officer and employee filed an action against the Company in federal court for unpaid severance compensation and issuance of common stock for past services rendered. In July 2000, the Company issued 50,000 shares of common stock and recorded compensation expense of $20,000 in response to this claim. The employee voluntarily dismissed the action and refiled it in state court in August 2000. Subsequent to January 31, 2002, this action was settled by the Company purchasing all shares held by the former officer and recording additional expenses of $48,000 as of January 31, 2002, pursuant to this settlement.

On March 2, 2001, a vault cash provider made a claim against the Company for $202,555, due to the provider's armored car service filing bankruptcy. The armored car service was in possession of approximately $200,000, which was destined for the Company's ATMs or picked up from those ATMs. Such currency was provided by the Company's vault cash provider. During the year ended January 31, 2002, the Company settled this claim for approximately $188,000. The Company is continuing to pursue the armored car service and its insurance company for reimbursement of this loss.

NOTE 9: FUTURE CHANGE IN ACCOUNTING PRINCIPLE

The Financial Accounting Standards Board (FASB) recently adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. This Statement establishes new financial accounting and reporting standards for acquired goodwill and other intangible assets. The Statement addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company expects to first apply SFAS 142 in its fiscal year ending January 31, 2003. The adoption of SFAS 142 is not expected to have any impact on the Company's consolidated financial statements.

Corporate Directory

DIRECTORS

David S. Bonsal
Chairman of the Board
And Chief Executive Officer
Universal Money Centers, Inc.

Arthur M. Moglowsky
Attorney
Bass & Moglowsky S.C.
Milwaukee, Wisconsin

Jeffrey M. Sperry
President
CB Richard Ellis
Albany, New York
Real estate company

OFFICERS

David S. Bonsal
Chairman of the Board
and Chief Executive Officer

Pamela A. Glenn
Vice President
And
Secretary

Donald R. Peterson
Chief Operating Officer

GENERAL CORPORATE DATA

Special Legal Counsel
Stinson Morrison Hecker LLP
2600 Grand Ave.
Kansas City, MO 64108

Auditors
BKD LLP
12 Wyandotte Plaza
120 W. 12th Street, Suite 1200
Kansas City, MO 64105

Stock Transfer Agent
Universal Money Centers, Inc.
6800 Squibb Road
Mission, Kansas 66202

Corporate Headquarters
6800 Squibb Road
Mission, KS 66202
Telephone: (913) 831-2055

FORM 10-KSB

A copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended January 31, 2002, filed with the Securities and Exchange Commission, may obtained without charge by writing:

Christopher D. Greek
Controller
Universal Money Centers, Inc.
6800 Squibb Road
Mission, KS 66202

EXHIBIT A

UNIVERSAL MONEY CENTERS, INC.

APRIL 30, 2002

QUARTERLY REPORT

Table of Contents

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Quarterly Report on Form 10-QSB that are not statements of historical fact may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. See "Management's Discussion and Analysis--Cautionary Statement Concerning Forward-Looking Statements" for additional information and factors to be considered with respect to forward-looking statements.

FINANCIAL STATEMENTS

UNIVERSAL MONEY CENTERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	April 30, 2002 (Unaudited)	January 31, 2002
CURRENT ASSETS		
Cash	$68,594	$592,422
Accounts receivable - trade, less allowance for Doubtful accounts: $161,481 at April 30 and January 31, 2002	159,679	64,584
Note receivable – affiliate	364,715	139,715
Prepaid expenses and other	115,332	136,046
Interest receivable – affiliate	3,328	4,809
Total Current Assets	711,648	937,576
PROPERTY AND EQUIPMENT, At cost		
Equipment	5,572,239	5,528,686
Leasehold improvements	2,650	2,650
Vehicles	11,434	11,434
	5,586,323	5,542,770
Less accumulated depreciation	3,478,714	3,285,131
	2,107,609	2,257,639
OTHER ASSETS		
Prepaid Rent	208,577	231,748
Other	33,265	34,266
	241,842	266,014
	$3,061,099	$3,461,229

See Notes to Condensed Consolidated Financial Statements (Unaudited)

UNIVERSAL MONEY CENTERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	April 30, 2002 (Unaudited)	January 31, 2002
CURRENT LIABILITIES		
Current maturities of long-term debt and Capital lease obligations	$487,610	$486,287
Accounts payable	856,339	817,840
Accounts payable—affiliate	54,509	248,364
Accrued expenses	339,475	306,203
Total Current Liabilities	1,737,933	1,858,694
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	558,934	680,191
STOCKHOLDERS' EQUITY		
Common stock; no par value; $.01 stated value; 40,000,000 shares authorized; issued April 30 and January 31, 2002 - 4,157,378 shares	41,574	41,574
Additional paid-in capital	19,781,294	19,781,294
Retained earnings (deficit)	(17,372,890)	(17,238,216)
	2,449,978	2,584,652
Less treasury stock, at cost; common; issued April 30, 2002 – 86,511 shares; and January 31, 2002 – 27,916 shares	(1,685,746)	(1,662,308)
	764,232	922,344
	$3,061,099	$3,461,229

See Notes to Condensed Consolidated Financial Statements (Unaudited)

UNIVERSAL MONEY CENTERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

THREE MONTHS ENDED APRIL 30, 2002 AND 2001

(UNAUDITED)

	2002	2001
NET REVENUES	$1,963,034	$2,157,416
COST OF REVENUES	1,681,261	1,732,939
GROSS PROFIT	281,773	424,477
OPERATING EXPENSES	400,884	418,493
INCOME (LOSS) FROM OPERATIONS	(119,111)	5,984
OTHER INCOME (EXPENSE)		
Interest income	12,103	19,274
Interest expense	(27,666)	(28,704)
	(15,563)	(9,430)
NET LOSS	$(134,674)	$(3,446)
BASIC AND DILUTED LOSS PER SHARE	$(.033)	$(.001)
WEIGHTED AVERAGE SHARES OUTSTANDING	4,125,512	4,038,079

See Notes to Condensed Consolidated Financial Statements (Unaudited)

UNIVERSAL MONEY CENTERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED APRIL 30, 2002 AND 2001

(UNAUDITED)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(134,674)	$(3,446)
Items not requiring (providing) cash:		
Depreciation and amortization	217,279	176,620
Common Stock issued as compensation	-	10,000
Changes in:		
Accounts receivable	(93,614)	50,064
Prepaid expenses and other	21,190	1,672
Accounts payable and accrued expenses	(122,084)	(92,894)
Net cash provided by (used in) operating activities	(111,903)	142,016
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in note receivable – affiliate	(225,000)	(520,000)
Purchase of property and equipment	(43,553)	(28,697)
Proceeds from sale of property and equipment	--	1,344
Net cash provided by (used in) investing activities	(268,553)	(547,353)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal payments under long-term debt and Capital lease obligations	(119,934)	(107,425)
Purchase of treasury stock	(23,438)	-
Net cash provided by (used in) financing activities	(143,372)	(107,425)
DECREASE IN CASH	(523,828)	(512,762)
CASH, BEGINNING OF PERIOD	592,422	580,248
CASH, END OF PERIOD	$ 68,594	$ 67,486

See Notes to Condensed Consolidated Financial Statements (Unaudited)

UNIVERSAL MONEY CENTERS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED APRIL 30, 2002 (UNAUDITED)

NOTE 1: BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the Company's condensed consolidated financial position as of April 30, 2002, and the consolidated results of its operations and cash flows for the periods ended April 30, 2002 and 2001. Those adjustments consist only of normal recurring adjustments. The results of operations for the periods are not necessarily indicative of the results to be expected for the full year. The balance sheet as of January 31, 2002 has been derived from the audited condensed consolidated balance sheet of the Company as of that date.

Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed, consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report for fiscal year ended January 31, 2002, which was filed with the Securities and Exchange Commission on May 16, 2002.

MANAGEMENT' S DISCUSSION AND ANALYSIS

Overview

Universal Money Centers, Inc. (the "Company") operates a network of automated teller machines ("ATMs"). The ATMs provide holders of debit and credit cards access to cash, account information and other services at convenient locations and times. At April 30, 2002, the Company's network had 707 ATMs consisting of approximately 648 ATMs owned by the Company and its affiliate, Universal Funding Corporation ("Funding"), 37 ATMs owned by banks and 22 ATMs owned by third party merchants. ATMs in the Company's network are principally installed in convenience stores and banks with locations concentrated in the Kansas, Illinois, Maryland, Missouri and Texas. Other ATMs are located in Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Indiana, Michigan, Mississippi, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah and Virginia. For a discussion regarding the Company's relationship with Funding, see the "**Description of Business—Relationship with Universal Funding Corporation**" contained in the Company's Annual Report for fiscal year ended January 31, 2002.

To promote usage of ATMs in its network, the Company has relationships with national and regional card organizations (also referred to as networks) which enable the holder of a card issued by one member of the organization to use the card in ATMs operated by another member of the organization to process a transaction. The Company has relationships with Cirrus and Plus, the two principal national card organizations, and Star, the dominant card organization in its markets. Each of these organizations consist of members who are banks, ATM network operators and other companies sponsored by member banks. The Company also has relationships with major credit card issuers such as Visa, MasterCard and Discover which enable the holder of a credit card to use ATMs in the Company's network to process a transaction.

Revenue Sources

The Company's revenues are principally derived from interchange and surcharge fees, which the Company charges for processing transactions on its ATM network. For a description of interchange and surcharge fees, see the "**Description of Business—Revenue Sources**" and "**Managements' Discussion and Analysis—Overview**" contained in the Company's Annual Report for fiscal year ended January 31, 2002.

The Company also derives revenues from providing network management services to banks and third parties owning ATMs included in the Company's ATM network and has also begun to earn revenues for processing debit card transactions for its bank customers. For a description of these services and revenue sources, see the "**Description of Business—Revenue Sources**" contained in the Company's Annual Report for fiscal year ended January 31, 2002.

Network/Competition/Property/Legal Proceedings

For a discussion regarding the Company's network, technology, competition, employees, regulatory matters, property and legal proceedings, see the "**Description of Business**"; "**Description of Properties**" and "**Legal Proceedings**" sections contained in the Company's Annual Report for fiscal year ended January 31, 2002.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED APRIL 30, 2002 AND APRIL 30, 2001.

Revenues. The Company's total revenues decreased to $1,963,034 for the three months ended April 30, 2002 ("first quarter 2003") from $2,157,416 for the three months ended April 30, 2001 ("first quarter 2002"). Most of this decrease occurred in February 2002 and was primarily attributable to a loss of banking clients and an increase in newly-placed ATMs in the Company's network on which the Company imposed surcharge and interchange fees for cash withdrawals and transactions. Fees generated are generally lower initially for newly-placed ATMs. The number of such ATMs increased to 704 in first quarter 2003 from 595 in first quarter 2002. Surcharge fees increased very slightly to $1,388,339 or 70.7% of total revenues in first quarter 2003 from $1,388,212 or 64.3% of total revenues in first quarter 2002. Revenues derived from interchange fees decreased to $501,082 in first quarter 2003 from $652,366 in first quarter 2002. This decrease is primarily due to a loss of banking clients. Expenses incurred from Funding under a Management Agreement between the Company and Funding decreased to $2,130 in first quarter 2003 from $47,532 in first quarter 2002. See "—Revenues from/Payments to Funding" below. The Company's revenues from network services provided to banks and third parties decreased to $75,743 in first quarter 2003 from $164,370 in first quarter 2002. This decrease was caused in large part because of a loss of banking clients.

Revenues from/Payments to Funding. The Company has a relationship with its affiliate, Funding, under which Funding provides vault cash for certain ATMs owned by the Company. At the request of Funding, the Company leases all of these ATMs to Funding so that Funding may protect its vault cash in the ATMs. At April 30, 2002 and 2001, Funding had vault cash located in approximately 257 and 218 ATMs, respectively, owned by the Company.

The Company derives management fees from Funding pursuant to a Management Agreement between Funding and the Company. Under the Management Agreement, Funding receives all interchange fees for transactions processed on ATMs owned by the Company for which Funding provides vault cash. In exchange for "driving" the ATMs leased to Funding and providing accounting, maintenance and communication services, the Company receives a management fee equal to Funding's "net income." Funding's "net income" is defined in the Management Agreement as revenues from interchange fees, less armored security charges, interest expense on funds borrowed to provide vault cash, ATM location expenses, debt service related to the purchase of the ATMs, taxes or insurance on ATMs, and a monthly payment to each of Funding's shareholders representing a return on their equity investment in Funding. If Funding's "net income" is less than zero (a "net loss"), the Company reimburses Funding for such amount.

The loss suffered by the Company from Funding under the Management Agreement was $2,130 in first quarter 2003, equal to Funding's "net loss" under the Management Agreement for the same period. Funding's "net loss" of $2,130 consisted of $190,885 in revenues from interchange fees earned by Funding, less Funding's expenses in the amount of $186,945 and Funding's return on equity payment to shareholders of Funding in the amount of $6,070. The loss suffered by the Company from Funding under the Management Agreement was $47,532 in first quarter 2002, equal to Funding's "net loss" under the Management Agreement for the same period. Funding's "net loss" of $47,532 consisted of $178,762 in revenues from interchange fees earned by Funding, less Funding's expenses in the amount of $220,224 and Funding's return on equity payment to shareholders of Funding in the amount of $6,070.

The number of ATMs which received vault cash from Universal Funding increased from 218 ATMs as of April 30, 2001 to 257 ATMs as of April 30, 2002. The Company's loss decreased primarily from a greater number (and increased utilization) of these ATMs.

Cost of Revenues. The Company's cost of revenues increased to $1,681,261 in first quarter 2003 from $1,732,939 in first quarter 2002. The principal components of cost of revenues are salaries, telecommunication services and transaction processing charges, interchange and surcharge rebates, ATM site rentals, maintenance and repairs, depreciation and amortization, and vault cash rental costs. The increase in cost of revenues is primarily attributable to increased (a) cost related to revenue generating compensation; (b) ATM maintenance expenses; (c) armored car service expenses, (d) telecommunications charges; (e) vault cash rental charges paid to third parties, (f) transaction credits and rebates to retail clients; and (g) amortization and depreciation expenses. This increase was offset by a decrease in (x) leasing ATM equipment expense; (y) network processing costs; and (z) transaction credits and rebates to bank clients.

Gross Margin. Gross profit as a percentage of revenues was 14.4% in first quarter 2003 and 19.7% in first quarter 2002. The decrease in first quarter 2003 was caused by a number of factors, including decreased revenues generated from ATMs in network, increased interchange and surcharge rebates (due to increased competition) and increased personnel expense and telecommunications charges resulting from growth in the ATM network.

Operating Expenses. The Company's total operating expenses decreased to $400,884 in first quarter 2003 from $418,493 in first quarter 2002. The principal components of operating expenses are administrative salaries and benefits, professional fees, occupancy costs, sales and marketing expenses and administrative expenses. This decrease is principally attributable to lower administrative compensation.

Interest Income. Through its subsidiary, Electronic Funds Transfer, Inc. ("EFT), the Company extends short-term loans to Funding, which uses the proceeds to provide vault cash for ATMs in the Company's network which are funded by Funding. The loans generally have terms that range from 30 days to six months and are automatically rolled over at maturity unless prior written notice of termination is given at least 30 days before maturity. Interest income primarily represents the interest paid by Funding to the Company on the outstanding balance of these loans. As of April 30, 2002, Funding paid interest on loans at the rate of 11% per annum. Interest income decreased to $12,103 in first quarter 2003 from $19,274 in first quarter 2002 as a result of the decline in the interest rate charged to and paid by Funding -- from 18% to 11%.

Net Income or Loss Before Taxes. The Company had a net loss before taxes of $134,674 during the three months ended April 30, 2002 compared to a net loss before taxes of $3,446 during the three months ended April 30, 2001 as a result of the factors discussed above.

Income Taxes. The Company paid no income taxes for first quarters 2003 and 2002 as a result of the loss. As of April 30, 2001, the Company had approximately $46,000 of tax credits available to offset future federal income taxes. These credits expire in fiscal year 2003. The Company also has unused operating loss carryforwards of approximately $3,000,000, which expire between 2005 and 2021.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital Deficit. At April 30, 2002, the Company had a working capital deficit of $1,026,285 compared to a working capital deficit of $921,118 at January 31, 2002. The ratio of current assets to current liabilities decreased to .41 at April 30, 2002 from .50 at January 31, 2002.

Funding Operations. The Company has funded its operations and capital expenditures from cash flow generated by operations, capital leases and borrowings from lenders. Operating activities used net cash of $111,903 in first quarter 2003 and provided net cash of $142,016 in first quarter 2002. Net cash used in operating activities in first quarter 2003 consisted primarily of a net loss of $134,674, a decrease in accounts payable and accrued expenses of $122,084 and an increase in accounts receivable if $93,614 partially offset by depreciation and amortization of $217,279 and a decrease in prepaid expenses and other of $21,190. Net cash used in investing activities was $268,553 in the first quarter of 2003 compared to $547,353 in first quarter 2002. The net cash used in investing activities resulted primarily from a increase in loans to Funding to provide vault cash. Net cash used in financing activities was $143,372 in the first quarter 2003, compared to $107,425 in first quarter 2002. The increase in the use of cash in connection with financing activities results primarily from the repurchase of treasury stock for $23,438. The Company had cash and cash equivalents of $68,594 at April 30, 2002, compared to cash and cash equivalents of $592,422 at January 31, 2002.

Much of the Company's cash requirements relate to the need for vault cash for ATMs. Funding currently provides vault cash for certain of the ATMs owned by the Company. At April 30, 2002 and 2001, Funding had vault cash of approximately $2,500,000 and $2,400,000, respectively, located in approximately 257 and 218 ATMs, respectively, owned by the Company. Funding borrows the money that it provides as vault cash for our ATMs. The loans generally have terms that range from 30 days to six months and are automatically rolled over at maturity unless prior written notice of termination is given at least 30 days before maturity. Through its subsidiary, EFT, the Company lends funds to Funding for vault cash to the extent that Funding cannot obtain financing on reasonable terms from other sources and to the extent that the Company has cash available to lend to Funding. The outstanding balance of the loans made by EFT to Funding at April 30, 2002 was $364,715 and at April 30, 2001 was $714,415. See "Comparison of Results of Operations for the Three Months Ended April 30, 2002 and April 30, 2001—Revenues from Funding" and the Company's Annual Report for the fiscal year ended January 31, 2002, "DESCRIPTION OF BUSINESS—Relationship with Universal Funding Corporation." Certain of the ATMs owned by the Company are sponsored by banks. Vault cash for these ATMs is supplied by the sponsoring bank. Vault cash for ATMs in the Company's ATM network that are owned by banks and third party vendors is provided by the ATM owner. Currently, the Company does not directly provide vault cash to any ATMs in its network.

We also obtain vault cash under the following arrangements:

- Chart Bank. In October 1999, we entered into an arrangement with Chart Bank allowing us to obtain up to $5,000,000 in vault cash. In January 2002, Chart Bank reduced the amount available under the arrangement to $1,000,000, of which $930,000 was outstanding as of April 30, 2002. The Chart Bank arrangement has a term of three years and may be terminated by Chart Bank upon breach by us and upon the occurrence of certain other events. Under this arrangement, we are required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, and must pay monthly "bank" and insurance fees.
- WSFS. In August 2000, we entered into an arrangement with Wilmington Savings Fund Society ("WSFS") allowing us to obtain up to $3,000,000 in vault cash. In February 2002,

WSFS increased our limit to $5,000,000 and, as of April 30, 2002, $4,020,000 was outstanding. The WSFS arrangement has a one-year term, which automatically renewed in August 2001, and may be terminated by WSFS at any time upon breach by us and upon the occurrence of certain other events. Under this arrangement, we are required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, and must pay monthly "bank" and insurance fees.

- First Mariner Bank of Baltimore. Under our new arrangement regarding the new combined convenience stores and gas stations (as described in Company's Annual Report on Form for the year ended January 31, 2002, "Description of Business—Our Network—Significant Relationships"), First Mariner Bank provides vault cash (approximately $1.5 million) for all 101 ATMs placed under that arrangement. This arrangement has a five (5) year term, currently has no limit on the amount of vault cash which can be placed in these ATMs and may be terminated by First Mariner Bank at any time upon breach by us and upon the occurrence of certain other events. We are also in the process of trying to negotiate an expansion of our relationship with First Mariner Bank. As compensation for this current arrangement, First Mariner Bank shares in a portion of the surcharge fees earned in connection with these ATMs.

During the fourth quarter of calendar year 2001, two previous vault cash providers, Humboldt Bank and Tehama Bank, suffered significant losses as a result of vault cash theft unrelated to our network. To reduce exposure, each bank has made the determination to exit the business of renting vault cash to ATM networks. In connection with this exit in December 2001, both banks gave us the required notice of their desire to terminate our vault cash arrangement. Under the Tehama Bank arrangement we could rent up to $3,000,000 in vault cash and, as of January 31, 2002, we were renting approximately $2,000,000 in vault cash. Under the Humboldt Bank arrangement, we could rent up to $1,000,000 in vault cash and, as of January 31, 2002, were renting approximately $1,300,000 in vault cash. Both arrangements terminated effective as of March 1, 2002. The vault cash being obtained from these banks has been replaced with expansion of our relationship with WSFS and Funding.

As a result of certain factors, our liquidity has been reduced significantly from the same period a year ago. This reduction in liquidity is partially due to the start-up period for new ATMs associated with our recent expansion efforts, the loss of certain banking clients, increased competition and smaller increases in revenue.

As the newly-placed ATMs mature, such ATMs generally experience increased activity and generate increased revenues. We believe that cash flow from operations will be sufficient to fund operations and to allow us to continue to explore and pursue expansion opportunities. If cash flow from operations is not sufficient to fund our operations, we may be required to seek additional sources of financing. If any of our existing financing arrangements are terminated, or if we seek additional funding to expand our ATM network, additional financing may not be available when needed or may not be available on acceptable terms. In that event, our ability to maintain and expand our ATM network may be adversely affected. The loss of one or more sources of vault cash funding or the loss of additional customers could have a material adverse effect on our business, results of operations and financial condition. As always, we continue to look for new and alternative vault cash sources.

IMPACT OF INFLATION AND CHANGING PRICES

While subject to inflation, the Company was not impacted by inflation during the past two fiscal years in any material respect.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Quarterly Report on Form 10-QSB that are not statements of historical fact may constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. These statements are subject to risks and uncertainties, as described under "**Cautionary Statement Concerning Forward-Looking Statements**" contained in the Company's Annual Report for fiscal year ended January 31, 2002.

Any forward-looking statement contained herein is made as of the date of this document. The Company does not undertake to publicly update or correct any of these forward-looking statements in the future.

CORPORATE DIRECTORY

DIRECTORS

David S. Bonsal
Chairman of the Board
And Chief Executive Officer
Universal Money Centers, Inc.

Arthur M. Moglowsky
Attorney
Bass & Moglowsky S.C.
Milwaukee, Wisconsin

Jeffrey M. Sperry
President
CB Richard Ellis
Albany, New York
Real estate company

OFFICERS

David S. Bonsal
Chairman of the Board
and Chief Executive Officer

Pamela A. Glenn
Vice President
And
Secretary

Donald R. Peterson
Chief Operating Officer

GENERAL CORPORATE DATA

Special Legal Counsel
Stinson Morrison Hecker LLP
2600 Grand Ave.
Kansas City, MO 64108

Auditors
BKD LLP
12 Wyandotte Plaza
120 W. 12th Street, Suite 1200
Kansas City, MO 64105

Stock Transfer Agent
Universal Money Centers, Inc.
6800 Squibb Road
Mission, KS 66202

Corporate Headquarters
6800 Squibb Road
Mission, KS 66202
Telephone: (913) 831-2055

FORM 10-QSB

A copy of the Company's Annual Report on Form 10-QSB for the fiscal quarter ended April 30, 2002, filed with the Securities and Exchange Commission, may obtained without charge by writing:

Christopher D. Greek
Controller
Universal Money Centers, Inc.
6800 Squibb Road
Mission, KS 66202